SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



 RYANAIR WELCOMES THE PUBLICATION OF THE EUROPEAN COMMISSION'S DECISION ON THE
                          BRUSSELS CHARLEROI COST BASE

Ryanair today (3rd February'04) welcomed the publication of the decision of the European Commission as it now means that the industry can at least focus on the issues instead of rumours and leaks from the Commission.

   -This decision confirms that the European Commission intends to increase costs and air fares for consumers.
   -The result of this decision is that the European Commission will prevent publicly owned airports competing with privately owned airports.
   -The decision is an attack on all low fare airlines and publicly owned airports and will equally affect Easyjet at Berlin Schonefeld, Toulouse and Marseille, Lufthansa at Leipzig and Munich, Flybe at Perpignan, Bergerac and La Rochelle for example.
   -It is regrettable that the Commission is placing the complains of high cost airports ad high fares airlines above the interests of ordinary consumers who want lower fares.
   -The Commission has now confirmed that publicly owned airports can no longer compete with privately owned airports, and this decision is anticompetitive, anti consumer, will increase costs which will in turn increase air fares.

Michael O'Leary, Chief Executive Officer of Ryanair said today in Brussels:

"It is impossible to envisage the Commission limiting the discounts or marketing support that Tesco, Carrefour, Aldi or Lidl negotiate in order to lower prices for consumers. It is impossible to envisage the Commission preventing McDonalds negotiating discounts from its suppliers in order to lower the cost of its meals to consumers.

"This decision will be appealed to the European Court. We believe the appeal will be supported by many other low fares airlines, regional airports and consumer groups. The European Commission should not be interfering in the operation of a free market. Charleroi airport was empty 5 years ago. If this ruling applied back then it would still be an empty airport today. Underused secondary and regional airports must discount to attract low fares customers. Both Brussels Charleroi and Ryanair are profitable at these discounted rates, and 2.5 million consumers annually now fly to /from Brussels Charleroi at the lowest fares in Europe thanks to these discounted routes.

"The only beneficiaries of this decision is the original Complainant, Brussels Zaventem Airport and the high fare carriers who fly there. They will now face reduced competition, and higher fares at Brussels Charleroi, thanks to the failure of the EU Commission to promote competition, lower fares and consumer interests."

Ends.
For further               Tuesday, February 3,
information               2004

please contact:           Paul Fitzsimmons           Pauline McAlester
                          Ryanair                    Murray
                                                     Consultants
                          Tel. 353-1-8121212         Tel.
                                                     353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 03 February 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director